FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of July 2008

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on July 14, 2008, by Matsushita Electric Industrial Co., Ltd. (the registrant), announcing the repurchase of a portion of its own shares.

2.	News release issued on July 29, 2008, by the registrant, reporting its consolidated financial results for first quarter ended June 30, 2008 (fiscal 2009).

3.	Supplemental consolidated financial data for first quarter ended June 30, 2008.

4.	News release issued on July 29, 2008, by the registrant, announcing the absorption of its wholly-owned subsidiary (MBI).

5.	News release issued on July 29, 2008, by the registrant, announcing the absorption of its wholly-owned subsidiary (MTIS).

6.	News release issued on July 30, 2008, by the registrant, announcing the building of lithium-ion battery plant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: August 6, 2008

July 14, 2008

FOR IMMEDIATE RELEASE

Media Contacts:

Akira Kadota (Japan)

International PR

(Tel: +81-3-3578-1237)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Investor Relations Contacts:

Kazuo Sasaki (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yoichi Nagata (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1362)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-7562-4400)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, July 14, 2008 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

Details of the share repurchase are as follows:

1. Class of shares: Common stock

2. Period of repurchase: Between July 1, 2008 and July 14, 2008

3. Aggregate number of shares repurchased: 6,529,000 shares

4. Aggregate repurchase amount: 14,998,330,000 yen

5. Method of repurchase: Shares were repurchased on the Tokyo Stock Exchange

(Reference 1)

1)	The following details were resolved at the Board of Directors meeting held on April 28, 2008:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 50 million shares

•	Aggregate repurchase amount: Up to 100 billion yen

•	Period of repurchase: From April 30, 2008 to late March 2009

2)	Cumulative total of shares repurchased since the April 28, 2008 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 23,164,000 shares

•	Aggregate repurchase amount: 54,997,780,000 yen

(Reference 2)

The number of shares issued and treasury stock as of March 31, 2008:

•	Total number of shares issued (excluding treasury stock): 2,101,117,156 shares

•	Treasury stock: 351,936,341 shares

# # #

July 29, 2008

FOR IMMEDIATE RELEASE

Media Contacts:

Akira Kadota (Japan)

International PR

(Tel: +81-3-3578-1237)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Investor Relations Contacts:

Kazuo Sasaki (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yoichi Nagata (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1362)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-7562-4400)

ANNOUNCEMENT OF FINANCIAL RESULTS

MATSUSHITA REPORTS FIRST QUARTER NET PROFIT INCREASE

- Strong sales of digital products led to favorable first quarter results -

Osaka, Japan, July 29, 2008 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]) today reported its consolidated financial results for the first quarter, ended June 30, 2008, of the current fiscal year ending March 31, 2009 (fiscal 2009).

First-quarter Results

Consolidated group sales for the first quarter decreased 4% to 2,152.0 billion yen, from 2,239.5 billion yen in the same three-month period a year ago. Explaining the first quarter results, although sales gains were recorded mainly in digital AV products, total sales declined because sales of JVC (Victor Company of Japan, Ltd. and its subsidiaries)1 were included in the consolidated group sales in the previous year’s comparable period. Of the consolidated group total, domestic sales decreased 3%, to 1,045.2 billion yen, from 1,078.0 billion yen a year ago. Overseas sales decreased 5%, to 1,106.8 billion yen, from 1,161.5 billion yen in the first quarter of the previous year.

[1]	Victor Company of Japan, Ltd. and its subsidiaries became associated companies under the equity method from Matsushita’s consolidated subsidiaries from August 2007. For more information, see Note 6 of the Notes to consolidated financial statements on page 11.

In the electronics industry during the first quarter under review, while there was a growing demand before the Beijing Olympics, severe business conditions continued in Japan and overseas, due mainly to price declines centered on digital products, a stronger yen against the U.S. dollar and rising prices for raw materials and energy. Under these circumstances, in fiscal 2009 as the middle year of the three-year mid-term management plan GP3, Matsushita is striving to produce successful results and create a new trend for achieving goals. Aiming at getting growth back on track and strengthening profitability, Matsushita is implementing initiatives focused on four major themes: double-digit growth in overseas sales, expansion of four strategic businesses, manufacturing innovation and the “eco ideas” strategy.

Regarding earnings, operating profit2 for the first quarter was up 48%, to 109.6 billion yen, from 73.9 billion yen in the same period a year ago. Despite the negative effects of intensified global price competition and a stronger yen against the U.S. dollar, as well as rising prices for crude oil and other raw materials, this improvement was due primarily to sales gains in real terms excluding the effects of JVC, and comprehensive cost reduction activities including materials costs and fixed costs. These and other factors resulted in pre-tax income of 119.3 billion yen, up 42% from 84.0 billion yen in the same period a year ago. Net income increased 86% to 73.0 billion yen, from 39.3 billion yen in the same quarter of the previous year.

Consolidated Sales Breakdown by Product Category

The company’s first quarter consolidated sales by product category, as compared with prior year amounts, are summarized as follows:

Digital AVC Networks3

Digital AVC Networks sales increased 5% to 975.5 billion yen, compared with 924.7 billion yen in the same period of the previous year. Sales of video and audio equipment increased 16% from the previous year. This result is due primarily to strong sales of flat-panel TVs, as well as favorable sales in digital cameras and DVD recorders. Sales of information and communications equipment decreased 3%, due mainly to sluggish sales in automotive electronics equipment.

[2]	For information about operating profit, see Note 2 of Notes to consolidated financial statements on page 11.
[3]	From fiscal 2009, the name of “AVC Networks” was changed to “Digital AVC Networks.”

Home Appliances

Sales of Home Appliances increased 1% to 342.7 billion yen, compared with 339.9 billion yen in the previous year. Despite a sales decline in both compressors and other products, favorable sales in refrigerators and electric lamps led to an overall sales increase.

MEW and PanaHome

Sales of MEW and PanaHome increased 1% to 389.2 billion yen from 385.7 billion yen a year ago. At MEW and its subsidiaries, sales gains were recorded with favorable sales in electrical construction materials and automation controls. At PanaHome Corporation and its subsidiaries, sluggish housing market conditions led to a decrease in sales.

Components and Devices

Sales of Components and Devices decreased 5% to 269.3 billion yen, compared with 284.7 billion yen in the previous year. Sluggish sales of general electronic components and batteries resulted in a decrease in sales.

Other

Sales for Other increased 4% to 175.3 billion yen, from 169.2 billion yen in the same period a year ago. Sales gains were recorded in factory automation equipment within this category.

Consolidated Financial Condition

The company’s consolidated total assets as of June 30, 2008 increased 171.6 billion yen to 7,615.2 billion yen, compared with 7,443.6 billion yen at the end of fiscal 2008. This increase was due primarily to an increase in inventories for seasonal factors. Stockholders’ equity increased 25.4 billion yen, compared with the end of the last fiscal year, to 3,767.7 billion yen. This result was due mainly to an increase in retained earnings and accumulated other comprehensive income, sufficient to offset the effects of repurchases of the company’s own shares from the market.

Outlook for Fiscal 2009

The company expects the business environment from this fiscal year’s second quarter onward to remain severe, with uncertainty of the global economy centered on the United States, and further price declines as a result of ever-intensified competition, as well as increasing prices for crude oil and other raw materials. Considering these conditions, the forecast for fiscal 2009, ending March 31, 2009, remains unchanged from the forecast announced on April 28, 2008.

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand products, is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya and New York stock exchanges.

For more information, please visit the following web sites:

Matsushita home page URL: http://panasonic.net/

Matsushita IR web site URL: http://ir-site.panasonic.com/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Three months ended June 30)

	Yen (millions)		Percentage 2008/2007
	2008	2007
Net sales	¥2,151,997	¥2,239,505	96%
Cost of sales	(1,525,850)	(1,588,045)
Selling, general and administrative expenses	(516,574)	(577,569)
Interest income	7,198	8,662
Dividend income	5,343	4,884
Interest expense	(5,756)	(5,306)
Expenses associated with the implementation of early retirement programs **	(225)	(985)
Other income, net	3,122	2,822

Income before income taxes	119,255	83,968	142%
Provision for income taxes	(42,412)	(41,996)
Minority interests	(4,149)	1,788
Equity in earnings (losses) of associated companies	337	(4,446)

Net income	¥73,031	¥39,314	186%

Net income, basic
per common share	34.83 yen	18.38 yen
per ADS	34.83 yen	18.38 yen
Net income, diluted
per common share	34.83 yen	18.38 yen
per ADS	34.83 yen	18.38 yen

(Parentheses indicate expenses, deductions or losses.)

* **	See Notes to consolidated financial statements on pages 11-12.

Supplementary Information

(Three months ended June 30)

	Yen (millions)
	2008	2007
Depreciation (tangible assets)	¥81,111	¥64,899
Capital investment ***	¥102,682	¥86,773
R&D expenditures	¥131,074	¥138,903

Number of employees (June 30)	310,581	326,844

***	These figures are calculated on an accrual basis.

Matsushita Electric Industrial Co., Ltd.

Consolidated Balance Sheet **

June 30, 2008

With comparative figures for March 31, 2008

	Yen (millions)
	June 30, 2008	March 31, 2008
Assets
Current assets:
Cash and cash equivalents	¥1,156,636	¥1,214,816
Time deposits	129,926	70,108
Short-term investments	31,727	47,414
Trade receivables
Notes	69,331	59,060
Accounts	1,061,826	1,046,991
Allowance for doubtful receivables	(22,241)	(20,868)
Inventories	1,002,813	864,264
Other current assets	514,531	517,409

Total current assets	3,944,549	3,799,194

Investments and advances	860,624	842,156
Property, plant and equipment, net of accumulated depreciation	1,828,056	1,757,373
Other assets	981,950	1,044,891

Total assets	¥7,615,179	¥7,443,614

Liabilities, Minority Interests and Stockholders’ Equity
Current liabilities:
Short-term borrowings	¥198,488	¥156,260
Trade payables
Notes	53,439	37,175
Accounts	887,713	903,379
Other current liabilities	1,500,697	1,464,145

Total current liabilities	2,640,337	2,560,959

Noncurrent liabilities:
Long-term debt	271,423	232,346
Other long-term liabilities	419,472	393,360

Total noncurrent liabilities	690,895	625,706

Minority interests	516,227	514,620
Common stock	258,740	258,740
Capital surplus	1,217,878	1,217,865
Legal reserve	92,246	90,129
Retained earnings	2,978,483	2,948,065
Accumulated other comprehensive income (loss) *	(140,306)	(173,897)
Treasury stock	(639,321)	(598,573)

Total stockholders’ equity	3,767,720	3,742,329

Total liabilities, minority interests and stockholders’ equity	¥7,615,179	¥7,443,614

*	Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)
	June 30, 2008	March 31, 2008
Cumulative translation adjustments	¥(142,588)	¥(228,792)
Unrealized holding gains of available-for-sale securities	72,550	45,442
Unrealized gains of derivative instruments	(2,666)	4,326
Pension liability adjustments	(67,602)	5,127

**	See Notes to consolidated financial statements on pages 11-12.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Three months ended June 30)

	Yen (billions)		Percentage 2008/2007
	2008	2007
Digital AVC Networks
Video and audio equipment	¥466.4	¥402.4	116%
Information and communications equipment	509.1	522.3	97%

Subtotal	975.5	924.7	105%

Home Appliances	342.7	339.9	101%

MEW and PanaHome	389.2	385.7	101%

Components and Devices	269.3	284.7	95%

Other	175.3	169.2	104%

JVC	—	135.3	—

Total	¥2,152.0	¥2,239.5	96%

Domestic sales	1,045.2	1,078.0	97%
Overseas sales	1,106.8	1,161.5	95%

[Domestic/Overseas Sales Breakdown]

	Domestic sales		Overseas sales
	Yen (billions)	Percentage 2008/2007	Yen (billions)	Percentage 2008/2007
	2008		2008
Digital AVC Networks
Video and audio equipment	¥131.9	117%	¥334.5	116%
Information and communications equipment	248.6	99%	260.5	96%

Subtotal	380.5	104%	595.0	106%

Home Appliances	173.1	100%	169.6	102%

MEW and PanaHome	304.6	97%	84.6	117%

Components and Devices	92.1	96%	177.2	94%

Other	94.9	99%	80.4	109%

Total	¥1,045.2	97%	¥1,106.8	95%

*	See Notes to consolidated financial statements on pages 11-12.

Matsushita Electric Industrial Co., Ltd.

Consolidated Information by Segments *

(Three months ended June 30)

By Business Segment:

	Yen (billions)		Percentage 2008/2007
	2008	2007
[Sales]
Digital AVC Networks	¥1,046.4	¥996.1	105%
Home Appliances	352.1	349.4	101%
MEW and PanaHome	432.8	431.9	100%
Components and Devices	334.5	348.2	96%
Other	289.4	260.4	111%
JVC	—	138.0	—

Subtotal	2,455.2	2,524.0	97%
Eliminations	(303.2)	(284.5)	—

Consolidated total	¥2,152.0	¥2,239.5	96%

[Segment Profit]**

Digital AVC Networks	¥55.0	¥38.9	141%
Home Appliances	31.5	18.0	175%
MEW and PanaHome	10.5	9.9	107%
Components and Devices	19.5	18.4	106%
Other	13.9	13.8	101%
JVC	—	(6.7)	—

Subtotal	130.4	92.3	141%
Corporate and eliminations	(20.8)	(18.4)	—

Consolidated total	¥109.6	¥73.9	148%

* **	See Notes to consolidated financial statements on pages 11-12.

[For Reference]	Matsushita Electric Industrial Co., Ltd.
Business Fields of the Group (unaudited) *
(Three months ended June 30, 2008)

By Business Fields**:

Yen (billions)
2008
[Sales]

Digital AVC Networks Solution	¥1,046.4
Solutions for the Environment and Comfortable Living	784.8
Devices and Industry Solution	624.0

Subtotal	2,455.2
Eliminations	(303.2)

Consolidated total	¥2,152.0

[Segment Profit]***

Digital AVC Networks Solution	¥55.0
Solutions for the Environment and Comfortable Living	42.0
Devices and Industry Solution	33.4

Subtotal	130.4
Corporate and eliminations	(20.8)

Consolidated total	¥109.6

* ***	See Notes to consolidated financial statements on pages 11-12.
**	For definition of business fields of the Group, see Note 9 of Notes to consolidated financial statements on page 12.

Notes to consolidated financial statements:

1. The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2. In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of income and Note 5 for U.S. GAAP reconciliation.

3. The company changed the measurement date to March 31 for those postretirement benefit plans with a December 31 measurement date in conformity with the provisions regarding the change in the measurement date of postretirement benefit plan of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statement No. 87, 88, 106, and 132(R).” With the change in the measurement date, beginning fiscal 2009 balance of “retained earnings” and pension liability adjustments of “accumulated other comprehensive income (loss)” has been reduced by 3,727 million yen and 73,571 million yen, respectively.

4. Comprehensive income was reported as a gain of 180,193 million yen for the first quarter of fiscal 2009. Comprehensive income includes net income and increases (decreases) in accumulated other comprehensive income (loss) for this period.

5. Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the statement of income.

6. Victor Company of Japan, Ltd. (JVC) issued and allocated new shares of common stock to third parties on August 10, 2007 for a cash consideration of 35 billion yen. As a result, the company’s shareholding in JVC decreased from 52.4% to 36.8%. JVC and its subsidiaries became associated companies under the equity method from consolidated subsidiaries from August 2007.

7. Regarding consolidated segment profit, expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

8. The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure. The company has changed the transaction between Global Procurement Service Company and other segments since April 1, 2008. Accordingly, segment information for Other and Corporate and eliminations of fiscal 2008 has been reclassified to conform to the presentation for fiscal 2009.

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

Digital AVC Networks

Panasonic AVC Networks Company, Panasonic Communications Co., Ltd.,

Panasonic Mobile Communications Co., Ltd., Panasonic Automotive Systems Company,

Panasonic System Solutions Japan Co., Ltd., Panasonic Shikoku Electronics Co., Ltd.

Home Appliances

Matsushita Home Appliances Company, Lighting Company,

Matsushita Ecology Systems Co., Ltd.

MEW and PanaHome

Matsushita Electric Works, Ltd., PanaHome Corporation

Components and Devices

Semiconductor Company, Matsushita Battery Industrial Co., Ltd.,

Panasonic Electronic Devices Co., Ltd., Motor Company

Other

Panasonic Factory Solutions Co., Ltd., Matsushita Welding Systems Co., Ltd.

JVC and its subsidiaries became associated companies under the equity method from consolidated subsidiaries from August 2007.

From fiscal 2009, the name of “AVC Networks” was changed to “Digital AVC Networks.”

Sales and segment profits of business fields are calculated as the simple total of business segments making up each business field.

9. In a new phase of further growth, Matsushita has been accelerating initiatives to achieve global excellence. From fiscal 2009 onward, in order to further clarify its business fields for investors, Matsushita discloses three new business fields of the group which consist of five segments as follows:

Digital AVC Networks Solution

Digital AVC Networks

Solutions for the Environment and Comfortable Living

Home Appliances

MEW and PanaHome

Devices and Industry Solution

Components and Devices

Other

10. Number of consolidated companies: 545 (including parent company)

11. Number of companies reflected by the equity method: 136

Matsushita Group

1. Outline of the Matsushita Group

Described below are the Matsushita Group’s primary business areas, roles of major Group companies in respective businesses and relations between major Group companies, business fields and business segments.

The Matsushita Group, mainly comprising Matsushita Electric Industrial Co., Ltd. and 544 consolidated subsidiaries, is engaged in manufacturing, sales and service activities in a broad range of electric/electronic and related business areas, maintaining close ties among Group companies both in Japan and abroad. Matsushita supplies a full spectrum of electric/electronic equipment and related products, which is categorized into the following five segments: Digital AVC Networks, Home Appliances, MEW and PanaHome, Components and Devices, and Other.

In a new phase of further growth, Matsushita has been accelerating initiatives to achieve global excellence. From fiscal 2009 onward, in order to further clarify its business fields for investors, Matsushita discloses three new business fields of the group which consist of the aforementioned five segments.

*	Principal internal companies or units and subsidiaries operating in respective segments are shown on page 12.

2. Business Domain Chart

# # #

July 29, 2008

Matsushita Electric Industrial Co., Ltd.

Supplemental Consolidated Financial Data for Fiscal 2009

First Quarter, ended June 30, 2008

1. Sales breakdown for Fiscal 2009 First Quarter, ended June 30, 2008 yen (billions)

	Total	09/08	Local currency basis 09/08	Domestic	09/08	Overseas	09/08	Local currency basis 09/08
Video and Audio Equipment	466.4	116%	122%	131.9	117%	334.5	116%	124%
Information and Communications Equipment	509.1	97%	102%	248.6	99%	260.5	96%	106%

Digital AVC Networks	975.5	105%	111%	380.5	104%	595.0	106%	115%
Home Appliances	342.7	101%	105%	173.1	100%	169.6	102%	111%
MEW and PanaHome	389.2	101%	103%	304.6	97%	84.6	117%	128%
Components and Devices	269.3	95%	100%	92.1	96%	177.2	94%	102%
Other	175.3	104%	106%	94.9	99%	80.4	109%	114%

Total	2,152.0	96%	100%	1,045.2	97%	1,106.8	95%	103%

Note: The name of “AVC Networks” was changed to “Digital AVC Networks” from fiscal 2009.

2. Overseas Sales by Region

yen (billions)

	Overseas	09/08	Local currency basis 09/08
North and South America	286.5	88%	100%
Europe	293.6	93%	96%
Asia	267.4	93%	103%
China	259.3	111%	117%

Total	1,106.8	95%	103%

3. Sales by Products

<Consolidated>	yen (billions)

		Fiscal 2009 First Quarter
Product Category	Products	Sales	09/08
Digital AVC Networks	VCRs	24.7	91%
	Digital cameras	65.0	109%
	TVs	269.8	126%
	Plasma TVs	149.5	116%
	LCD TVs	95.9	168%
	DVD recorders	31.8	113%
	Audio equipment	25.8	85%
	Information equipment	324.5	93%
	Communications equipment	184.6	106%
	Mobile communications equipment	104.2	119%
Home Appliances	Air conditioners	100.7	101%
	Refrigerators	31.1	107%
Components and Devices	General components	105.6	92%
	Semiconductors *	122.2	109%
	Batteries	72.0	96%
Other	FA equipment	56.7	107%

*	Information for semiconductors is on a production basis.

The annual forecast for fiscal 2009 is 496.0 billion yen, up 7% from fiscal 2008.

Note: The name of “AVC Networks” was changed to “Digital AVC Networks” from fiscal 2009.

4. Financial data for the primary domain companies

(Business domain company basis)

<Sales, Domain company profit (production division basis), and Capital Investment * >

Fiscal 2009 First Quarter Results	yen (billions)

	Sales		Domain company profit			Capital Investment
		09/08		09/08	% of Sales		09-08
Panasonic AVC Networks Company	529.9	115%	14.4	101%	2.7%	37.4	+11.7
Panasonic Mobile Communications Co., Ltd.	118.8	110%	14.9	—	12.5%	0.5	0
Panasonic Electronic Devices Co., Ltd.	124.9	96%	9.0	97%	7.2%	9.3	0
Factory Automation Business	60.8	106%	9.4	97%	15.5%	0.4	-0.4

*	These figures are calculated on an accrual basis.

5. Capital Investment by segments *

<Consolidated>	yen (billions)

	Capital Investment
		09-08
Digital AVC Networks	49.3	+16.1
Home Appliances	13.8	+4.5
MEW and PanaHome	9.6	+0.8
Components and Devices **	24.2	-6.7
Other	5.8	+3.1
JVC	—	-1.9
Total	102.7	+15.9
<** semiconductors only>	<7.2>	<-6.4>
* These figures are calculated on an accrual basis.

Note: The name of “AVC Networks” was changed to “Digital AVC Networks” from fiscal 2009.

6. Foreign Currency Exchange Rates

<Fiscal 2009 First Quarter>

	Export Rates	Rates Used for Consolidation	Foreign Currency Transaction * (billions)
U.S. Dollars	¥105	¥105	US$	0.5
Euro	¥158	¥163		€0.4
<Fiscal 2008 First Quarter>
	Export Rates	Rates Used for Consolidation	Foreign Currency Transaction * (billions)
U.S. Dollars	¥118	¥121	US$	0.6
Euro	¥157	¥163		€0.3

*	These figures are based on the net foreign exchange exposure of the company.

7. Number of Employees

<Consolidated>			(persons	)
	End of June 2007	End of March 2008	End of June 2008
Domestic	146,269	135,563	134,950
Overseas	180,575	170,265	175,631
Total	326,844	305,828	310,581

Quarterly segment information for the past two years is shown on the company’s website (http://ir-site.panasonic.com/).

July 29, 2008

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Kazuo Sasaki (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)
Panasonic News Bureau (Japan) (Tel: +81-3-3542-6205)	Yoichi Nagata (U.S.) Panasonic Finance (America), Inc. (Tel: +1-212-698-1362)

Jim Reilly (U.S.) (Tel: +1-201-392-6067)	Hiroko Carvell (Europe) Panasonic Finance (Europe) plc (Tel: +44-20-7562-4400)

Anne Guennewig (Europe) (Tel: +49-611-235-457)

Matsushita to Absorb Wholly-Owned Subsidiary

Osaka, Japan, July 29, 2008 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, today announced that its Board of Directors has decided that MEI will absorb Matsushita Battery Industrial Co., Ltd. (MBI), a wholly-owned subsidiary of MEI. The merger is expected to take effect on October 1, 2008.

In accordance with MEI’s corporate name change and this merger as of October 1, MBI will newly start as “Energy Company,” an internal divisional company of Panasonic Corporation.

Details of the merger are outlined below.

1. Purpose of merger

Under the three-year mid-term management plan GP3, starting from fiscal 2008, MEI aims for achieving global excellence by accelerating growth strategies and implementing initiatives for innovating management quality, based on the concept of “steady growth with profitability.”

In primary batteries, MEI anticipates greater demand for alkaline batteries globally shifting from manganese batteries. In rechargeable batteries, the market is expected to grow mainly in lithium-ion batteries, as a result of increasing demand for mobile equipment.

Under these growing market conditions, through this merger, MBI will utilize companywide management resources and schemes, promote human resources development by a broad exchange of personnels, and reinforce its development structure both in Japan and overseas. Thus, MBI will strive to strengthen its battery business globally, and accelerate its growth strategies toward realization of the GP3 plan.

2. Details of merger

(1)	Merger schedule

July 29, 2008	Board of Directors meet to vote on merger
July 29, 2008	Signing of merger agreement
October 1, 2008 (planned)	Effective date of merger
(Note: The merger will be conducted through the simplified procedures provided under the Company Law of Japan, by which resolutions of the shareholders’ meeting of MEI and MBI will not be made.)

(2)	Method of merger

MEI, as the continuing company, will absorb MBI, which will be subsequently dissolved and become an internal divisional company of MEI.

(3)	Treatment of stock acquisition rights and convertible bonds of the expiring company

There are no stock acquisition rights or convertible bonds issued by MBI.

3. Basic information of MEI and MBI

(As of March 31, 2008)

Trade Name	MEI (company to absorb)		MBI (company to be absorbed)
Principal Lines of Business	Manufacture and sale of electronic and electric equipment		Manufacture and sale of battery and battery applied equipment

Date of Incorporation	December 15, 1935		January 16, 1979

Principal Office	Kadoma-shi, Osaka, Japan		Moriguchi-shi, Osaka, Japan

Representative	Fumio Ohtsubo, President		Naoto Noguchi, President

Capital Stock (million yen)	258,740		10,500

Shares Issued	2,453,053,497		210,000,000

Shareholders’ Equity (million yen)	3,742,329 (consolidated basis)		81,945 (non-consolidated basis)

Total Assets (million yen)	7,443,614 (consolidated basis)		142,713 (non-consolidated basis)

Financial Closing Date	March 31		March 31

Major Shareholders and Shareholdings	Moxley & Co.	7.58%	MEI	100%
	The Master Trust Bank of Japan, Ltd. (Trust account)	5.48%
	Japan Trustee Services Bank, Ltd. (Trust account)	3.56%
	State Street Bank and Trust Co.	2.77%
	Nippon Life Insurance Co.	2.73%

Notes:

1.	MEI will change its trade name to Panasonic Corporation on October 1, 2008.
2.	Amounts less than one million yen have been rounded to the nearest whole million yen amount.
3.	Stockholders’ equity and total assets of MBI and its subsidiaries amount to 88,896 million yen and 161,214 million yen, respectively.

4. Effects of merger on the company’s financial results

Trade Name	Panasonic Corporation

Principal Lines of Business	Manufacture and sale of electronic and electric equipment

Principal Office	Kadoma-shi, Osaka, Japan

Representative	Fumio Ohtsubo, President

Capital Stock	No change shall be made by the merger.

Financial Closing Date	March 31

Effect on Financial Outlook

Through this merger, the company will strengthen its battery business globally, and accelerate its growth strategies toward realization of the GP3 plan.

There shall be no change in the financial outlook for fiscal 2009, ending March 31, 2009.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

# # #

July 29, 2008

FOR IMMEDIATE RELEASE

Media Contacts:

Akira Kadota (Japan)

International PR

(Tel: +81-3-3578-1237)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Investor Relations Contacts:

Kazuo Sasaki (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yoichi Nagata (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1362)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-7562-4400)

Matsushita to Absorb Wholly-Owned Subsidiary

Osaka, Japan, July 29, 2008 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, today announced that its Board of Directors has decided that MEI will absorb Matsushita Technology Information Service Co., Ltd. (MTIS), a wholly-owned subsidiary of MEI. The merger is expected to take effect on October 1, 2008.

Details of the merger are outlined below.

1. Purpose of merger

Under the three-year mid-term management plan GP3, starting from fiscal 2008, MEI aims for achieving global excellence by accelerating growth strategies and implementing initiatives for innovating management quality, based on the concept of “steady growth with profitability.”

With the aim of ensuring both business competitiveness and information security, MEI will absorb MTIS, which undertakes research, analysis and documentation of technology and patent information, and the entrusted development of research systems.

Through this merger, MEI will strengthen its research and acquisition of intellectual property right, thereby accelerating its enhancement of global intellectual property.

2. Details of merger

(1) Merger schedule

July 29, 2008	Board of Directors meet to vote on merger
July 29, 2008	Signing of merger agreement
October 1, 2008 (planned)	Effective date of merger
(Note: The merger will be conducted through the simplified procedures provided under the Company Law of Japan, by which resolutions of the shareholders’ meeting of MEI and MTIS will not be made.)

(2)	Method of merger

MEI, as the continuing company, will absorb MTIS, which will be subsequently dissolved.

(3)	Treatment of stock acquisition rights and convertible bonds of the expiring company

There are no stock acquisition rights or convertible bonds issued by MTIS.

3. Basic information of MEI and MTIS

(As of March 31, 2008)

Trade Name	MEI (company to absorb)		MTIS (company to be absorbed)
Principal Lines of Business	Manufacture and sale of electronic and electric equipment		Research, analysis and documentation of technology and patent information, and entrusted development and sale of research system

Date of Incorporation	December 15, 1935		October 2, 1989

Principal Office	Kadoma-shi, Osaka, Japan		Osaka-shi, Osaka, Japan

Representative	Fumio Ohtsubo, President		Yoshihisa Fukushima, President

Capital Stock (million yen)	258,740		10

Shares Issued	2,453,053,497		200

Shareholders’ Equity (million yen)	3,742,329 (consolidated basis)		233 (non-consolidated basis)

Total Assets (million yen)	7,443,614 (consolidated basis)		439 (non-consolidated basis)

Financial Closing Date	March 31		March 31

Major Shareholders and Shareholdings	Moxley & Co.	7.58%	MEI	100%
	The Master Trust Bank of Japan, Ltd. (Trust account)	5.48%
	Japan Trustee Services Bank, Ltd. (Trust account)	3.56%
	State Street Bank and Trust Co.	2.77%
	Nippon Life Insurance Co.	2.73%

Notes:

1.	MEI will change its trade name to Panasonic Corporation on October 1, 2008.
2.	Amounts less than one million yen have been rounded to the nearest whole million yen amount.

4. Effects of merger on the company’s financial results

Trade Name	Panasonic Corporation

Principal Lines of Business	Manufacture and sale of electronic and electric equipment

Principal Office	Kadoma-shi, Osaka, Japan

Representative	Fumio Ohtsubo, President

Capital Stock	No change shall be made by the merger.

Financial Closing Date	March 31

Effect on Financial Outlook

Through this merger, the company will strengthen its research and acquisition of intellectual property right, thereby accelerating its enhancement of global intellectual property.

There shall be no change in the financial outlook for fiscal 2009, ending March 31, 2009.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

# # #

July 30, 2008

FOR IMMEDIATE RELEASE

Media Contacts:

Akira Kadota, International PR

Matsushita Electric Industrial Co., Ltd.

Tel: 03-3578-1237 Fax: 03- 3436-6766

Panasonic News Bureau

Tel: 03-3542-6205 Fax: 03-3542-9018

Panasonic to Build Lithium-ion Battery Plant in Osaka

- 123 billion yen investment for new plant and buildup of existing facilities -

Osaka, Japan — Matsushita Battery Industrial Co., Ltd. (MBI), a consolidated subsidiary of Matsushita Electric Industry Co., Ltd. (MEI [NYSE symbol: MC]) known for its Panasonic brand products, today announced the company’s plan to construct a new flagship lithium-ion battery plant in Osaka City. With two other existing manufacturing bases in Osaka Prefecture and Wakayama Prefecture, MBI will integrate the new plant to reinforce the production of rechargeable batteries in Japan.

The new plant will be the main manufacturing site, employing an integrated manufacturing system controlling everything from electrode production, cell assembly and charge-discharge testing to packaging and shipping. Especially, the electrode production facilities will ensure the safety of lithium-ion battery products as well as a safe manufacturing process. The plant will be strategically located in Osaka City to provide logistical advantages when working with its other plants in Osaka and Wakayama Prefectures.

MBI will invest about 100 billion yen in the new plant, which will be built in two phases. The first phase construction will begin in December 2008 with the aim of commencing electrode production in October 2009 and battery cell production in April 2010 with a capacity of 300 million battery cells. When the second phase construction is completed, the new plant will have a total production capacity of about 600 million lithium-ion battery cells per year (50 million cells per month).

In addition, the company plans to invest about 23 billion yen to improve the productivity of the existing two plants. With a total investment of 123 billion yen in these domestic plants, the company aims to firmly establish a global manufacturing system that can satisfy the growing and diversifying global market needs. This requires the cooperating of domestic plants with the overseas plant in Wuxi, China, capable of producing batteries in various varieties and volumes.

Demand for environmentally-friendly, rechargeable batteries shows notable increases not only in major markets like Europe, the U.S. and Japan, but also in emerging markets like BRIC countries, as demand for mobile devices like laptop PCs and cell phones are on the rise.

Making MBI one of the world’s top manufacturers of lithium-ion batteries, the plant will help to accelerate the company’s growth strategy to meet market needs and take advantage of its technological prowess in manufacturing safe batteries with high energy capacity.

The company aims to build a safe, secure and environmentally-friendly factory by implementing a safe manufacturing environment and maintaining high energy efficiency. The factory aims to reduce CO2 emissions by 30% based on the basic unit* from the level of fiscal year 2009 ending March 2009.

*	CO2 emissions/(Consolidated sales/Bank of Japan’s corporate goods price index [electrical equipment])

<Profile of New Plant>

Name:	Suminoe Plant (tentative)
Location:	Hirabayashi-Kita, Suminoe Ward, Osaka City, Osaka Prefecture
Investment:	Approximately 100 billion yen
Products:	Lithium-ion batteries (cylindrical, prismatic)
Production Capacity:	Approximately 600 million battery cells per year at full operation
1st phase 300 million cells per year (25 million per month)
2nd phase 300 million cells per year (25 million per month)
Construction:	Starting in December 2008
Schedule:	Completion of construction of electrode building in June 2009 Start of electrode production in October 2009
Commence to mass produce battery cells (1st phase) in April 2010
Commence to mass produce battery cells (2nd phase) in October 2011
Area space:	Approximately 147,000 square meters
Floor space:	Approximately 150,000 square meters

Matsushita Battery Industrial Co., Ltd.

Matsushita Battery Industrial Co., Ltd. is a subsidiary of Matsushita Electric Industrial Co., Ltd. engaged in the sale and production of batteries. The company is a world-class manufacturer of products such as dry batteries, lithium ion batteries and auto batteries.

# # #